VF 4-7-05



05041439

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AM 4-5-2005

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49875

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MARK BUCIAK DBA MB Financial Services

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)



87 Secret Lake Road
(No. and Street)

Avon, (City) CT. (State) 06001 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARK BUCIAK 860-675-7723
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CARL R. Olandt, LLC
(Name – *if individual, state last, first, middle name*)

46 Blake Road (Address) New Britain, (City) CT (State) 06053 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☑ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 11 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, MARK BUCIAK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MARK BUCIAK DBA MB Financial Services, as of MARCH 22, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRINCIPAL

Title

Notary Public

Gilda L. Farina 3/22/05
comm. exp. 12-31-08

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTES

MARK BUCIAK

D/B/A MB FINANCIAL SERVICES

DECEMBER 31, 2004

CONTENTS

AUDITOR'S REPORT---------------------------------- PAGE 1

STATEMENT OF FINANCIAL CONDITION------ PAGE 2

STATEMENTS OF INCOME AND CHANGES
IN SOLE PROPRIETOR'S CAPITAL -------------- PAGE 3

STATEMENT OF COMPREHENSIVE INCOME-- PAGE 4

STATEMENT OF CASH FLOW--------------------- PAGE 5

NOTES TO FINANCIAL STATEMENTS----------- PAGE 6-7

SCHEDULE 1 NET CAPITAL COMPUTATION - PAGE 8

CARL R. OLANDT, LLC

IRS & CT REGISTERED TAX PROFESSIONAL
IRS # 06-1574702 & 18464R-1200
CT #6499297-000

46 BLAKE ROAD
NEW BRITAIN, CT. 06053

TEL# (860) 223-5715
FAX #(860) 223-5552

INDEPENDENT AUDITOR'S REPORT

Mark Buciak
D/B/S MB Financial Services
Avon, Connecticut 06001

I have audited the accompanying state of financial condition of Mark Buciak, D/B/A MB Financial Services (a sole proprietorship) as of December 31, 2004, and the related statements of income, changes in sole-proprietor's capital, comprehensive income and cash flows for the year ended 2004 which you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the sole-proprietor. My responsibility is to express an opinion on the financial statements based on my audit.

I conducted the audit in accordance with generally accepted auditing standards here in the United States of America. I am required to perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. The audit includes examining the business records to show that the financial statements are true and accurate. The audit also includes assessing the accounting principles used besides evaluating the overall financial statement presentation. I believe that the audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to present an honest and accurate financial position of Mark Buciak, D/B/A MB Financial Services at December 31, 2004. They accurately reflect the operations and cash flow for the year 2004 and are in conformity with generally accepted accounting principles of the United State of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. Schedule 1 is presented strictly for additional analysis and is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934.

Carl R. Olandt

STATEMENT OF FINANCIAL CONDITION

MARK BUCIAK
D/B/A MB FINANCIAL SERVICE

See Independent Auditor's Report

ASSETS

Cash		$	7,192
Accounts Receivable			0
Securities Owned			41,000
Computer, furniture and equipment at cost	$ 6,500		
Less accumulated depreciation of	6,500		0
Total Assets			48,192

SOLE-PROPRIETOR'S CAPITAL

Proprietor's Capital	48,192

STATEMENT OF INCOME AND CHANGES IN SOLE PROPRIETOR'S CAPITAL

MARK BUCIAK
D/B/A MB FINANCIAL SERVICES

See Independent Auditor's Report

FOR YEAR ENDED DECEMBER 31, 2004

REVENUE:	
Commissions	$ 5,487
Interest Earned	10
Total Revenue	5,497
EXPENSES:	
Accounting Fees	2,300
NASD Dues	660
NASD Renewal RIA	250
NASD Renewal Board	230
Professional Conference Fee	140
CT Secretary of State Renewal	65
Total Expense	3,645
NET PROFIT	1,852
SOLE PROPRIETOR'S CAPITAL , Beginning	48,715
CONTRIBUTIONS	1,125
DISTRIBUTIONS	3,500
SOLE PROPRIETOR'S CAPITAL, ENDING	48,192

STATEMENT OF COMPREHENSIVE INCOME
MARK BUCIAK
D/B/A MB FINANCIAL SERVICES
See Independent Auditor's Report

FOR YEAR ENDED DECEMBER 31, 2004

Net Profit	$ 1,852
Other Comprehensive Income	0
No changes in Securities Value Owned	
Years Total Income	1,852

STATEMENT OF CASH FLOWS

MARK BUCIAK
D/B/A MB FINANCIAL SERVICES

See independent Auditor's Report

FOR YEAR ENDED DECEMBER 31,2004

INCREASE IN CASH AND CASH EQUIVALENTS:

Cash flows from operating activities:	
Cash received from customers	$ 5,487
Cash paid for expenses	3,645
Interest Income	10
Net Cash used for operating activities	1,852
Cash flow from financing activities:	
Cash contributed from proprietor	1,125
Bank Adjustment	25
Distribution to proprietor	3,500
Net decrease in cash and cash equivalents	(498)
Cash and cash equivalents at beginning of year	7,690
Cash and cash equivalent at end of year	7,192

NOTES TO FINANCIAL STATEMENTS
MARK BUCIAK
D/B/A/ MB FINANCIAL SERVICES
DECEMBER 31, 2004

ACCOUNTING POLICIES

The accounting policies followed by the proprietorship conform to the generally accepted accounting principles of the United States of America. The policies affecting the determination of the financial position, cash flows and results of the operation for the year are summarized below.

NATURE OF OPERATIONS

Mark Buciak D/B/A MB Financial Services, a sole proprietorship, is a non-clearing broker dealer who does not have custody of client funds. MB Financial Services is a member of the National Association of Securities Dealers (NASD). MB Financial Services provides broker dealer services to local clients. The majority of revenue is generated from fees charged from sale or exchange of securities. MB Financial Services started operations in 1997.

USE OF ESTIMATES

The preparation of the financial statements requires Mark Buciak to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures. Although these estimates are based on best knowledge of current events and actions taken, actual results ultimately may differ from the estimates.

COMPUTER, FURNITURE AND EQUIPMENT

Property and equipment are valued at cost less accumulated depreciation. Depreciation is computed at the method and life dictated by Internal Revenue Service. There is zero depreciation expense for year 2004.

FEDERAL INCOME TAXES

Federal income taxes of a proprietor is computed on their total income from all sources, so accordingly, no provision for income tax is made in these statements.

CASH EQUIVALENTS

Cash equivalents are temporary investments which are readily convertible to cash in three month or less.

SECURITIES

The companies securities investments that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Trading securities are recorded at cost value on the balance sheet in current assets.

CASH

As of December 31, 2004 the cash balance was $ 7,192 and resides in a checking account.

MINIMUM NET CAPITAL

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, Mark Buciak D/B/A MB Financial Services was required to maintain a minimum net capital of $ 5,000.00. At December 31, 2004 the proprietor had a net capital of $7,192 and no indebtedness.

OTHER COMMENTS

Mark Buciak D/B/A MB Financial Services shares a home office with Mark Buciak D/B/A MB & Associates, a registered investment advisor company providing investment management services and insurance sales. MB & Associates pays all occupancy costs associated with the office.

SECURITIES

At December 31, 2004 the company held the following securities.
Long term available for sale:
Nasdaq stock & warrants: Fair market value $ 41,000.

CONCENTRATIONS OF CREDIT RISK

As of December 31, 2004 Mark Buciak D/B/A MB Financial services has a significant investment in Nasdaq stock and Nasdaq warrants.

SCHEDULE 1

MARK BUCIAK
D/B/A MB FINANCIAL SERVICES
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

NET CAPITAL

Total proprietor's capital qualified for net capital	$ 48,192
Deductions:	
Non-allowable Assets (Securities)	41,000
Net Capital	7,192

CARL R. OLANDT, LLC

IRS & CT. REGISTERED ACCOUNTANT & TAX PROFESSIONAL

46 BLAKE ROAD,
NEW BRITAIN, CT. 06053-2002

(860) 223-5715
(860) 223-5552 (FAX)

Mark Buciak
MB Financial Services

In planning and performing our audit of the financial statements and supplemental schedules of Mark Buciak DBA MB Financial Services (Sole Proprietorship), for the year ended December 31, 2003, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Carl R. Olandt
Mar 22, 2005